Exhibit (d)(8)

EXECUTION VERSION

ZIGGY MERGER SUB, LLC

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) is entered into this 16th day of August, 2015 by and between Ziggy Merger Sub, LLC (the “Employer”) and Bob Spieth (referred to in this Agreement as “Executive” or “you”).

WHEREAS, the Executive is currently employed by zulily, inc.;

WHEREAS, in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Reorganization dated August 16, 2015 by and among Liberty Interactive Corporation, Mocha Merger Sub, Inc., the Employer and zulily, inc. (the “Merger Agreement”), zulily, inc. will be acquired by Liberty Interactive Corporation and Executive will receive significant compensation in connection therewith

WHEREAS, effective as of the First Effective Time (as such term is defined in the Merger Agreement) the Employer desires to continue to employ the Executive on the terms and conditions, and for the consideration, hereinafter set forth and the Executive desires to be employed by the Employer on such terms and conditions and for such consideration; and

WHEREAS, the Merger Agreement contemplates that the Executive and the Employer will enter into this Agreement, and the Executive’s agreement to the terms set forth herein, including the restrictive covenants set forth in the Restrictive Covenants Agreement (as defined in Section 6), is a material consideration for Mocha Merger Sub, Inc., the Employer and Liberty Interactive Corporation to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the parties hereto agree as follows:

1.             Position; Term. The Employer hereby employs Executive and Executive hereby accepts employment with the Employer as Senior Vice President, Chief Operating Officer of Employer for a period commencing upon the First Effective Time and continuing for the three (3) year period following the First Effective Time (the “Initial Term”) and shall thereafter automatically renew for additional twelve (12) month periods (each, a “Renewal Term”), unless sooner terminated during the Initial Term or Renewal Term in accordance with this Agreement or written notice is given by one party to the other at least 90 days prior to the expiration of the Initial Term or any Renewal Term, as applicable. The Initial Term and any Renewal Term are herein collectively referred to as the “Term.”

2.             Duties. You will perform those duties for the Employer that are consistent with the positions described above for the Employer and any other comparable duties or positions that are reasonably assigned to you from time to time by the Employer. You will report to such persons as may be designated by the Employer’s Chief Executive Officer (“CEO”) from time to time. You will devote your entire productive business time, attention and energies to the performance of your duties to the Employer, except as expressly consented to in accordance with this Section 2 or Section I.A of the Restrictive Covenants Agreement (as defined in Section 6). You will use reasonable best efforts to advance the interests and business of the Employer and their respective Affiliates, and will abide by all rules, regulations and policies applicable to employees and senior executives of the Employer as may be in effect from time to time. You may serve on the boards of certain outside for-profit or nonprofit entities with the written consent of the Employer’s CEO, which shall not be unreasonably withheld , or such other approval process that may be required by the policy of the Employer or any of its Affiliates, as applicable, from time to time.

3.             Compensation. Your compensation during the Term will be the following, which covers your services to the Employer, and its parent, subsidiaries and other affiliated entities that control, are controlled by or are under common control with, the Employer (together, the “Affiliates”), subject in each case to deduction or withholding by the Employer of any amounts that it may be required to deduct or withhold pursuant to any federal, state or local laws, rules or regulations (“Required Withholding”):

3.1          Base Salary. An initial base salary at an annualized rate of Three Hundred Twenty-Five Thousand Dollars ($325,000.00), payable in accordance with the Employer’s payroll practice as in effect from time to time (as such payroll practice may be adjusted from time to time at the Employer’s discretion, the “Base Salary”); and your Base Salary may be increased from time to time in the discretion of the Employer.

3.2          Bonus. During the Term, you will be eligible for bonus compensation in the Employer’s sole discretion for each fiscal year that you perform services for the Employer in accordance with the terms and conditions of the Employer’s then-current bonus program. Notwithstanding the generality of the foregoing, as of the date of this Agreement, your annual bonus target shall initially be fifty percent (50%) of the Base Salary (the “Bonus Target”).

3.3          Long-Term Incentive Compensation. You will be entitled to participate in the long-term incentive (“LTI”) compensation program established by Liberty Interactive Corporation on such terms and conditions as determined by the Liberty Interactive Corporation Board of Directors (“Liberty Interactive Corporation Board”) in its sole discretion; provided that such terms shall not be less favorable than the terms provided for other senior executives at your level in the Employer. Your initial LTI grant under the current program will be made at the same time as the annual LTI grants for other similarly situated senior executives and will be for equity (in a form determined in the discretion of the Liberty Interactive Corporation Board) with a fair market value of Three Hundred Fifty-Seven Thousand Five Hundred Dollars ($357,500.00)at the time of grant, subject to the approval of the Liberty Interactive Corporation Board.

3.4          Sign On Equity Grants. As of the First Effective Time, you shall be granted stock options with respect to Liberty Interactive Corporation QVC Group Series A common stock with a grant value of One Million Four Hundred Thousand Dollars ($1,400,000.00) (the “Option Grant”) subject to the terms and conditions of the applicable Liberty Interactive Corporation 2012 Incentive Plan (the “Plan”) and corresponding Stock Option Award Agreement between you and Liberty Interactive Corporation (the “Option Award Agreement”). The number of options and the exercise price thereof related to the Option Grant will be calculated as of the grant date and in accordance with the terms of the Plan. That number of options will be rounded to the nearest whole number. Subject to your continued employment with the Employer or its affiliates on the applicable vesting dates in accordance with the terms of this Agreement and the Option Award Agreement, one-fourth (1/4) of the options awarded pursuant to the Option Grant will become vested on the first anniversary of the date of the grant, one-fourth (1/4) of the options awarded pursuant to the Option Grant will become vested on the second anniversary of the date of the grant, one-fourth (1/4) of the options awarded pursuant to the Option Grant will become vested on the third anniversary of the date of the grant and one-fourth (1/4) of the options awarded pursuant to the Option Grant will become vested on the fourth anniversary of the date of the grant.

3.5          Benefits. You will be eligible to participate in all applicable employee benefit plans and programs that are offered to employees of the Employer from time to time on the same basis as that provided to similarly situated employees of the Employer at such time.

4.             Termination of Employment.

4.1          Termination Without Cause by the Employer or by You for Good Reason.

(a)           Standard Entitlements. If your employment with the Employer is terminated by the Employer without Cause (as defined below in Section 4.3) or you resign for Good Reason (as defined below in Section 4.3), you will be entitled to the following, subject in each case to Required Withholding: (i) any Base Salary earned with respect to the period prior to your termination but not yet paid; (ii) reimbursement of any out-of-pocket business expenses incurred by you prior to the date of termination for which you are entitled to reimbursement pursuant to the Employer’s then applicable expense reimbursement policies; (iii) amounts or benefits to which you are entitled under any compensation, retirement or benefit plan or practice of Employer at the time of termination in accordance with the terms of such plans or practices; and (iv) any other amounts required to be paid by law (collectively the “Standard Entitlements”).

(b)           Severance Benefits. If your employment with the Employer is terminated by the Employer without Cause or you resign for Good Reason, you will also become eligible to receive (i) an aggregate amount equal to twelve (12) months of your Base Salary (collectively “Severance Pay”), to be paid in equal installments in accordance with the Employer’s regular payroll cycle and commencing on the first payroll date following the 60th day following your date of termination, and (ii) if you or any of your eligible dependents elect continued coverage under the medical plan or plans (including any dental, vision, prescription drug, or similar plan) offered to employees of the Employer pursuant to COBRA or any other applicable state law, then, the Employer shall pay your COBRA premiums for a twelve (12)-month period (the “Severance COBRA Period”) for the comparable level of coverage as you and your eligible dependents were receiving as of your termination date (collectively, “COBRA Benefits”), in each case subject to Required Withholding and to Sections 4.2, 4.4, 12 and 13. To the extent applicable and to the extent permitted by law, any COBRA Benefits provided to you and/or your dependents shall be considered part of, and not in addition to, any coverage required under COBRA. Notwithstanding the foregoing, if the Employer’s obligation to provide COBRA Benefits would result in the imposition of excise taxes on the Employer or its Affiliates for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable), the Employer shall discontinue the COBRA Benefits, shall instead pay to you a payment equal to the employer portion of premium costs of health benefits provided to you and your dependents for the remainder of the Severance COBRA Period. Severance Pay does not entitle you to any other ongoing benefits from the Employer and you will not be an employee of the Employer for any purpose during any period that you are receiving Severance Pay.

(c)           No Other Severance. You acknowledge that the Standard Entitlements and the payments and benefits provided herein, constitute the only payments and benefits you shall be entitled or eligible to receive from the Employer in the event of any termination of your employment without Cause or with Good Reason, and neither the Employer nor any of its Affiliates shall have any further liability or obligation to you under this Agreement, except as expressly provided in this Agreement, or otherwise in respect of your employment, and except as may be required by the terms of the Employer’s benefit plans and programs.

4.2          Conditions for Receiving Severance Pay. In order to receive Severance Pay and COBRA Benefits, you must (i) execute and deliver to the Employer a full general release prepared by and satisfactory to the Employer (and any applicable revocation period applicable to such general release must have expired) within fifty-five (55) days following your termination of employment; (ii) cooperate with the orderly transfer of your duties as requested by the Employer; and (iii) return all Employer property by a date specified by the Employer, but no earlier than five (5) business days after the Employer provides you with written notice to do so. If the Severance Pay becomes payable in accordance with this Section 4.2, an amount equal to the first installment of Severance Pay shall constitute consideration for delivery of the general release contemplated by this Section (the “Release Consideration”).

4.3          Termination for Cause or other than for Good Reason; Other Terminations.

(a)           Standard Entitlements for Cause Termination, Resignation without Good Reason, Death, or Disability Termination. If the Employer terminates your employment for Cause, or if you voluntarily terminate your employment for any reason other than Good Reason, the Standard Entitlements constitute the only payments and benefits you shall be entitled to receive from the Employer and in such case neither the Employer nor any of its Affiliates shall have any further liability or obligation to you under this Agreement or otherwise in respect of your employment. Without limiting the foregoing, you will not be entitled to receive Severance Pay upon any termination of your employment other than a termination by the Employer without Cause or by you for Good Reason. For clarity, the following events do not constitute a termination of your employment by the Employer without Cause and therefore you will not be entitled to Severance Pay upon the following events: (1) your death, or (2) termination of your employment by you or the Employer based on your long-term disability (as defined in the Employer’s long-term disability plan); provided, however, that nothing in this Agreement effects your entitlement to benefits upon your death or termination of your employment based on your disability for which you are otherwise eligible pursuant to other plans, programs or arrangements maintained by the Employer or its Affiliates.

(b)           “Cause” Definition. For purposes of this Agreement, “Cause” is defined as: (i) any act or omission that constitutes a material breach by you of your obligations under this Agreement; (ii) your failure or refusal (other than any failure which occurs as a result of your disability) to perform material duties required of you as an executive of the Employer to the reasonable satisfaction of the Employer; (iii) any material violation by you of any (x) material policy, rule or regulation of the Employer or (y) any material law or regulation applicable to the business of the Employer or any of its Affiliates; (iv) your act or omission constituting fraud, a material act of dishonesty or breach of fiduciary duty, gross negligence, willful misconduct or intentional and material misrepresentation in relation to your duties to the Employer or with respect to any of its Affiliates, or any of their respective customers, suppliers or other material business relations; or (v) your conviction of, or plea of guilty or nolo contendere to, any crime which constitutes a felony, a crime of moral turpitude, or a misdemeanor which relates to your suitability for employment in your then-current position; provided, however, that in no event will you be terminated for Cause without (x) specific written notification to you of the alleged specific grounds for Cause and (y) a reasonable opportunity for you to be heard by the Executive Committee.

(c)           “Good Reason” Definition. For purposes of this Agreement, “Good Reason” is defined as the occurrence of any of the following without your prior written consent: (i) a change in the principal location at which you are required to provide services to the Employer to more than fifty (50) miles from Seattle, Washington; (ii) a material decrease in your Base Salary or Bonus Target; (iii) a material reduction of your duties, authority or responsibilities with the Employer from those in effect immediately following the First Effective Time, which causes your position with the Employer to become of less responsibility or authority than your position as of immediately following the commencement of your employment with the Employer; provided, however, that changes to your reporting structure as contemplated by Section 2 shall not constitute Good Reason; or (iv) a successor to the Employer fails to assume this Agreement in writing upon becoming a successor or assignee of the Employer; provided, however, that termination for Good Reason by you shall not be permitted unless (x) you have given the Employer written notice no later than the date thirty (30) days following the first occurrence of an event giving rise to your assertion that you have a basis for a termination for Good Reason, which notice shall specify the facts and circumstances constituting a basis for termination for Good Reason, (y) the Employer has not remedied such facts and circumstances constituting a basis for termination for Good Reason within the thirty (30)-day period following the delivery of such notice (the “Cure Period”), and (z) you actually terminate your employment within thirty (30) days following the end of the Cure Period.

4.4          Compliance with the Non-Competition, Confidentiality, and Proprietary Information Agreement. You and the Employer acknowledge that any Severance Pay or COBRA Benefits owed to you pursuant to Section 4.1(b), other than that portion constituting the Release Consideration, is part of the consideration for your undertakings under Section 5 and the Restrictive Covenants Agreement (as defined in Section 6) and payment of such amount is subject to your continued compliance with Section 5 and the Restrictive Covenants Agreement. If you violate the provisions of Section 5 or the Restrictive Covenants Agreement, then the Employer will have no obligation to make any of the Severance Pay payments that remain payable by the Employer on or after the date of such violation except to the extent that an amount equal to the Release Consideration has not yet been paid, provided however that the Employer has delivered written notice to you of the alleged violation(s) and you have had a reasonable opportunity to be heard by the Employer.

4.5          Waiver of Payments. You acknowledge and agree that the Severance Pay, if any, which may be payable under this Section 4 is in lieu of and not in addition to any severance payments which may be generally available to employees of the Employer, and you hereby waive any right you may have in or to any severance payments not contained in this Section 4.

4.6          Deemed Resignation. Unless otherwise agreed to in writing by the Employer and you prior to the termination of your employment, any termination of your employment shall constitute an automatic resignation of you as an officer of the Employer and each affiliate of the Employer, and an automatic resignation of you from the board of directors of the Employer (if applicable) and from the board of directors or similar governing body of any affiliate of the Employer and from the board of directors or similar governing body of any corporation, limited liability entity or other entity in which the Employer or any affiliate holds an equity interest and with respect to which board or similar governing body you serve as the Employer’s or such affiliate’s designee or other representative.

5.             Confidentiality. The Executive agrees at all times during the Term and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Employer to the extent necessary to perform his obligations to the Employer during the Term, or to disclose to any person, firm, corporation or other entity without written authorization of the Employer, any Confidential Information of the Employer, except for the benefit of the Employer to the extent necessary to perform his obligations to the Employer during the Term. The Executive further agrees not to make copies of such Confidential Information except as authorized by the Employer or for the benefit of the Employer to the extent necessary to perform his obligations to the Employer during the Term. The Executive understands that “Confidential Information” means any Employer proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customer information (including, but not limited to, customers of the Employer on whom he called or with whom he became acquainted during the Term), prices and costs, markets, software, developments, inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, licenses, finances, budgets or other business information disclosed to you by the Employer either directly or indirectly in writing, orally or by drawings or observation of parts or equipment or created by me during the Term, whether or not during working hours. The Executive understands that Confidential Information includes, but is not limited to, information pertaining to any aspect of the Employer’s business which is either information not known by actual or potential competitors of the Employer or other third parties not under confidentiality obligations to the Employer, or is otherwise proprietary information of the Employer or its customers or suppliers, whether of a technical nature or otherwise. The Executive further understands that Confidential Information does not include any of the foregoing items that have become publicly and widely known and made generally available through no wrongful act of his or of others who were under confidentiality obligations as to the item or items involved. For purposes of Section 5, the term “Employer” shall include the Employer and any of its affiliates. Notwithstanding the foregoing, it is understood by the parties that in the course of his service with the Employer, Executive may retain mental recollections or other impressions as a result of having had access to or knowledge of the Employer’s Confidential Information, and the Employer agrees that such retained mental impressions shall not impede or restrict Executive from engaging in work for a subsequent employer or enterprise so long as Confidential Information is not expressly disclosed to such subsequent employer or enterprise.

6.             Restrictive Covenants. In consideration for your employment with the Employer and the compensation and benefits set forth in this Agreement, you agree to sign the Employer’s standard restrictive covenants agreement attached hereto (the “Restrictive Covenants Agreement”) and to comply with the terms and conditions set forth in the Restrictive Covenants Agreement.

7.             Representations and Warranties. To induce the Employer to enter into this Agreement, you represent, warrant and covenant to the Employer that you are not subject to any legal, contractual or other restriction on your employment which would restrict your right to work for the Employer; that you have not disclosed to the Employer any confidential information or trade secrets of any third party, nor will you disclose to the Employer any confidential information or trade secrets of a third party where such disclosure would violate the terms of any agreement or otherwise breach any duty you may have to any such third party; and that any information or documents submitted to the Employer by you or on your behalf prior to the date hereof concerning your background, qualifications, work history, education and experience is true, accurate and complete and not otherwise misleading. You agree to indemnify, defend and hold harmless the Employer, its successors and assigns, upon demand, from and against any loss, liability, damage or expense (including reasonable attorneys’ fees) which the Employer may sustain or incur by reason of the breach or incorrectness of any representation, warranty or covenant made by you in this Section 7.

8.             Proceeds of Your Services/Use of Your Image. You acknowledge and agree that any and all proceeds of all services provided to the Employer and its affiliates and any and all works created or produced by you for the Employer and its affiliates (collectively referred to herein as the “Works”) are being prepared by and for, and at the instigation and under the direction of, the Employer and that the Works are and at all times shall be regarded as “work made for hire” as that term is used in the United States copyright laws, and that all copyrights in and to the Works belong to the Employer as “work made for hire”. Without limiting the preceding sentence, and by this Agreement, you irrevocably assign, grant and deliver, exclusively unto the Employer, its legal representatives, successors and assigns, all right, title and interest of every kind and nature whatsoever in and to the Works, and all copies, versions, derivatives, processes, systems, products and proceeds thereof, or resulting therefrom, including any copyrights in any country. You also grant the Employer the use of your performances and pictures, related to the performance of your service for the Employer, for advertising, public displays, promotion and all other legal presentations including, without limitation, the above mentioned uses. You release the

Employer and its affiliates and their respective successors and assigns from all liability resulting from such use. This Section 8 shall survive the termination of your employment.

9.             Entire Agreement; Conflicts. This Agreement and the Restrictive Covenants Agreement, together with the Employer’s policies and procedures applicable to you (the “Related Employment Terms”), constitute the entire agreement between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. To the extent any terms of this Agreement or the Restrictive Covenants Agreement are expressly inconsistent with the terms or provisions of any Related Employment Terms, the terms of this Agreement or the Restrictive Covenants Agreement shall control. You acknowledge that there are no agreements or arrangements, whether written or oral, in effect that would prevent you from rendering your exclusive services to the Employer during the term of this Agreement. For the avoidance of doubt, all understandings and agreements preceding the date of execution of this Agreement and relating to the subject matter hereof are hereby null and void and of no further force and effect.

10.          Injunctive Relief. The Executive hereby agrees that if the Executive breaches, threatens to breach or attempts to breach any of the covenants and agreements contained in this Agreement, the Employer shall be entitled to seek an order enjoining the Executive from violating any of the provisions of this Agreement without the necessity of posting a bond or other security, and said application for such injunctive relief shall be without prejudice to any other right of action which may be available to the Employer or its successors or assigns by reason of a threatened, attempted or actual violation of this Agreement by the Executive. The Executive does further agree and acknowledge that the remedy at law for any breach or threatened breach of this Agreement and the covenants set forth herein may be inadequate, and accordingly, grants the Employer the aforesaid right and entitlement to seek injunctive relief for any of such breach or threatened breach of this Agreement in addition to, and not in limitation of, any and all other remedies at law or in equity available to the Employer.

11.          At Will Employment. For the avoidance of doubt, no provision set forth in this Agreement shall be construed to create an express or implied employment contract for any specific period of time, and you or the Employer may terminate your employment at any time, with or without Cause or Good Reason (in other words, you are an “at will” employee).

12.          Timing of Payments Under Certain Circumstances. With respect to any amount that becomes payable to you under this Agreement upon your Separation from Service (as defined below) for any reason, the provisions of this Section 12 will apply, notwithstanding any other provision of this Agreement to the contrary. If the Employer determines in good faith that you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code, any Treasury regulations promulgated thereunder and any guidance issued by the Internal Revenue Service relating thereto (collectively, “Code Section 409A”), then to the extent required under Code Section 409A, payment of any amount that becomes payable to you upon Separation from Service (other than by reason of your death) and that otherwise would be payable during the six-month period following your Separation from Service shall be suspended until the lapse of such six-month period (or, if earlier, the date of your death). A “Separation from Service” means your separation from service, as defined in Code Section 409A, with the Employer and all other entities with which the Employer would be considered a single employer under Internal Revenue Code Section 414(b) or (c), applying the 80% threshold used in such Internal Revenue Code Sections or any Treasury regulations promulgated thereunder. Any payment suspended as provided in this Section 12, unadjusted for interest on such suspended payment, shall be paid to you in a single payment on the first business day following the end of such six-month period or within 30 days following your death, as applicable, provided that your death during such six-month period shall not cause the acceleration of any amount that otherwise would be payable on any date during such six-month period following the date of your death.

13.          Compliance with 409A. The provisions of this Agreement are intended to meet the requirements of Code Section 409A and will be interpreted in a manner that is consistent with such intent. Without limiting the generality of the foregoing, the Employer and you agree that any entitlement to Severance Pay pursuant to this Agreement shall be conditioned upon such termination constituting a Separation from Service of you as defined in Section 12 of this Agreement. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), The Executive’s right to receive any installment payments shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment. The parties intend that, to the maximum extent possible, any Severance Pay shall qualify as a short-term deferral pursuant to Treasury Regulation § 1.409A-1(b)(4) or a separation payment pursuant to Treasury Regulation § 1.409A-1(b)(9). In addition, any expense allowance or reimbursement that may become available to you under this Agreement must be paid on or before the last day of the calendar year following the calendar year in which the expense was incurred, and no such allowance or reimbursement shall be subject to liquidation or exchange for another benefit.

14.          Limitation on Payments. If any payment or benefit (including but not limited to payments, vesting and benefits pursuant to this Agreement) that the Executive would receive from the Employer or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), then the Employer shall cause to be determined, before any amounts of the Transaction Payment are paid or provided to the Executive, whichever of the following two alternative forms of payment would result in the Executive’s receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment and provision in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment and provision of only a part of the Transaction Payment so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”) . For purposes of determining whether to make a Full Payment or a Reduced Payment, the Employer shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) the Executive shall have no rights to any additional payments, vesting and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid or provided to the Executive. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of the Executive’s equity awards. In no event will the Employer or any stockholder be liable to the Executive for any amounts not paid as a result of the operation of this Section 14.

14.1        The professional firm engaged by the Employer for general tax purposes as of immediately prior to the transaction giving rise to the Transaction Payment shall make all determinations required to be made under this Section 14. If the professional firm so engaged by the Employer is serving as accountant or auditor for the individual, entity or group effecting the transaction, the Employer shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Employer shall bear all expenses with respect to the determinations by such professional firm required to be made hereunder.

14.2        The professional firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Employer and the Executive within fifteen (15) calendar days after the date on which Executive’s right to a Transaction

Payment is triggered or such other time as reasonably requested by the Employer or the Executive. If the professional firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Employer and the Executive with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the professional firm made hereunder shall be final, binding and conclusive upon the Employer and the Executive.

15.          Severability. If any provision of this Agreement is declared by any court to be invalid or unenforceable, such declaration shall not affect the validity or enforceability of the remainder of this Agreement, which shall remain in full force and effect. In addition, the parties agree that a court may, and is directed to, revise any such provision so as to conform it to the limits of applicable law. The parties also agree that, in the absence of such judicial intervention, they shall renegotiate any invalidated or unenforceable provision so as to accomplish its objective to the extent permitted by law.

16.          Expenses. Each party will be responsible for payment of any attorneys’ fees and other expenses incurred by such party in the negotiation and drafting of this Agreement.

17.          Notices. Any notice provided for in this Agreement shall be in writing and shall be deemed to have been given or made (other than a notice of change of a party’s notice address, which shall be deemed to have been given or made only upon actual receipt) (a) when personally delivered, (b) one business day following deposit with a nationally recognized courier for overnight delivery, (c) three days following deposit for mailing by registered or certified mail, postage-paid and return receipt requested, or (d) if delivered by facsimile transmission, upon confirmation of receipt of the transmission, to the address of the other party set forth below or to such other address as may be specified by notice given in accordance with this Section 17:

(a)                           If to the Employer:

Ziggy Merger Sub, LLC

2601 Elliott Avenue, Suite 200

Seattle, WA 98121

Attention: President

With a copy to: General Counsel

Fax No.:    206-299-3772

(b)                           If to you:

Bob Spieth

2601 Elliott Avenue, Suite 200

Seattle, WA 98121

Fax No.: 206-299-3772

18.          Waiver; Amendment. No waiver by a party to this Agreement of a breach or default under this Agreement by the other party shall be considered valid unless in writing signed by such first party, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or any other nature. No modification, change or amendment of this Agreement or any of its provisions shall be valid unless in writing and signed by the party against whom such claimed modification, change or amendment is sought to be enforced.

19.          Assignment; Assumption By Successor. The Employer and its successors and assigns may freely assign its rights and obligations under this Agreement, in whole or in part, including but not limited to any and all of the rights, titles, properties and interests acquired by the Employer herein and hereunder, and this Agreement and all of its terms and provisions and all rights herein and hereunder shall inure to the benefit of the successors and assigns of the Employer. Without the prior written consent of the Employer, the Executive shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. The Employer shall require any successor or assignee (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all the business and/or assets of the Employer, by agreement in writing in form and substance reasonably satisfactory to you, expressly, absolutely, and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession or assignment had taken place.

20.          Governing Law; Venue. The terms of this Agreement shall be governed by and construed under and in accordance with the substantive laws of the State of Washington without reference to the principles of conflicts of laws. The Executive and the Employer hereby consent to the exclusive jurisdiction of the state courts of the State of Washington, King County and the United States Federal Courts for the Western District of Washington in all matters arising hereunder or out of the transactions contemplated hereby.

21.          Provisions Regarding Effective Date. As indicated in Section 1, this Agreement is effective as of the First Effective Time and, accordingly, in connection therewith and notwithstanding any other provision of this Agreement, the parties agree that this Agreement shall be null and void and of no force or effect if (a) the Executive ceases to be employed by the Employer at any time prior to the First Effective Time, (b) the First Effective Time does not occur on or prior to February 1, 2016, and/or (c) the Merger Agreement is terminated for any reason.

The undersigned have entered into this Executive Employment, Agreement as of the date first written above.

Ziggy Merger Sub, LLC

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Vice President and Assistant Secretary

The undersigned have entered into this Executive Employment Agreement as of the date first written above.

EXECUTIVE

/s/ Robert Spieth
Robert Spieth

EXECUTION VERSION

RESTRICTIVE COVENANTS

Intending to be legally bound, Bob Spieth (“you”) agrees to comply with the following restrictive covenants (“Restrictive Covenants”), in consideration of your employment with Ziggy Merger Sub, LLC and/or any of its affiliated entities ( the “Company”), including all compensation and benefits provided by the Company related to such employment, and ancillary to and as a condition precedent to that certain Agreement and Plan of Reorganization dated August 16, 2015 by and among Liberty Interactive Corporation, Mocha Merger Sub, Inc., Ziggy Merger Sub, LLC and zulily, inc. (the “Merger Agreement”), under the following terms:

I.                                        Restrictive Covenants: You agree that for so long as you are employed by the Company and until the date twelve (12) months after your last day of employment with the Company, regardless of the reason for your separation, you shall not, directly or indirectly:

A.                                    within the United States and elsewhere where the Surviving Company (as defined in the Merger Agreement) conducts its business, (A) be employed by, act as an agent for, or consult with or otherwise perform services for a Competitor (as defined below) or (B) own any equity interest in, manage or participate in the management (as an officer, director, partner, member or otherwise) of, or be connected in any other manner with, a Competitor (except that this shall not restrict ownership of less than one percent (1%) of the equity interests of any publicly held entity). As used in the Restrictive Covenants, “Competitor” means any individual or entity that is directly or indirectly engaged, or is preparing to engage, in any business which is competitive with any business in which QVC, Inc. and/or the Surviving Company is engaged, or is preparing to engage, without the prior written consent of QVC, Inc. and the Surviving Company; and/or

B.                                    solicit, induce or attempt to solicit or induce any employee of the Company to leave the employ of the Company, provided that “solicit” shall not include the solicitation of any such person by advertising in a newspaper or periodical of general circulation or by an employee or executive search firm acting on your behalf, if neither you nor any of your affiliates instructed or encouraged the solicitation of a specific person, or take any action in furtherance of any of the foregoing; and/or

C.                                    induce or attempt to induce any person or entity to terminate, reduce or alter a relationship with the Company, or otherwise interfere with any relationship between the Company and another person or entity.

II.                                   Acknowledgments

A.                                    You acknowledge and agree that the restrictions set forth in these Restrictive Covenants are critical and necessary to protect the Company’s legitimate business interests; will not impose an undue hardship on you; are reasonable in duration, scope, and otherwise; are not injurious to the public interest; and are supported by adequate consideration.

B.                                    You further acknowledge and agree that: (1) any breach or claimed breach on the part of the Company regarding the terms of your employment agreement, if any, or any other claims against the Company will not be a defense to the Company’s enforcement of these Restrictive Covenants, (2) the circumstances of your termination of employment with the Company will have no impact on your obligations under these Restrictive Covenants, (3) if any covenant set forth in these Restrictive Covenants is deemed invalid or unenforceable for any reason, it is the intention of the parties that such covenant(s) be equitably reformed or modified only to the extent necessary to render them valid and enforceable in all respects, (4) in the event that any time period and/or geographic scope referenced in these Restrictive

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Covenants is deemed unreasonable, overbroad, or otherwise invalid, it is the intention of the parties that the enforcing court reduce or modify the time period and/or geographic scope only to the extent necessary to render such covenants reasonable, valid, and enforceable in all respects, (5) your obligations under these Restrictive Covenants shall be tolled during any period that you are in breach of any of the obligations under these Restrictive Covenants, so that the Company is provided with the full benefit of the restrictive periods set forth herein, and (6) you specifically authorize the Company to contact your future employers or potential employers to confirm your compliance with the Restrictive Covenants and/or to furnish copies of these Restrictive Covenants to such employers.

C.                                    The Company cannot be reasonably or adequately compensated in damages in an action at law in the event you breach your obligations under these Restrictive Covenants. As a result, in the event that you breach any of the provisions in these Restrictive Covenants, you agree that the Company may suffer immediate, irreparable injury and will, therefore, be entitled to injunctive relief, in addition to any other legal and/or equitable damages to which it may be entitled, as well as the costs and reasonable attorneys’ fees incurred in enforcing its rights under these Restrictive Covenants.

D.                                    Notwithstanding anything to the foregoing in these Restrictive Covenants, while Executive is employed, in the event of a conflict between the policies of the Company (as applicable to Executive and similarly situated employees) and any provision of these Restrictive Covenants, the stricter of such policies and such provision of this Agreement shall control. Following Executive’s termination of employment, the Company’s policies to the extent applicable to former employees will still apply to the Executive, but the post-employment non-competition and non-solicitation covenants set forth in this Agreement will control in the event of any conflict with otherwise applicable Company policy.

E.                                     The obligations of these Restrictive Covenants will survive the termination of your employment with the Company, regardless of the reason for your separation, whether pursuant to an employment agreement or otherwise.

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Robert Spieth

/s/ Robert Spieth

Date: